VALASSIS COMMUNICATIONS, INC.

19975 Victor Parkway

Livonia, Michigan 48152

(734) 591-3000

September 18, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valassis Communications, Inc.
Definitive Schedule 14A Filed April 9, 2007
File No. 1-10991

Ladies and Gentlemen:

Valassis Communications, Inc. (the “Company”) has received the comments set forth in the letter (the “Comment Letter”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated August 21, 2007, relating to the Definitive Schedule 14A filed by the Company with the Commission on April 9, 2007.

The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s outside counsel and the Compensation/Stock Option Committee of the Company’s Board of Directors. However, as our counsel indicated last week in a voice-mail message for Cheryl Grant, who the Company understands is no longer with the Staff, in order to address fully certain of the Staff’s comments, the Company believes that it will require additional time to consider and respond to the Staff’s questions.

Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter. The Company anticipates submitting to the Staff a response to the Comment Letter on or about October 19, 2007.

If you have any questions, please feel free to contact me at (734) 591-7386 or Amy Leder, the Company’s outside counsel, at (212) 547-5514.

Thank you for your consideration of this request.

Sincerely,

/s/ Barry P. Hoffman
Barry P. Hoffman
Executive Vice President and General Counsel

cc:	Amy S. Leder, Esq.
McDermott Will & Emery LLP